Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

October 6, 2021

David L. Orlic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Orlic:

This letter responds to comments relating to Post-Effective Amendment No. 347 (“PEA No. 347”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (“Registrant”). PEA No. 347 was filed on July 27, 2021 for the purpose of registering the Fount Subscription Economy ETF and Fount Metaverse ETF (the “Funds”) as new series. For ease of reference, set forth below are your comments followed by Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 347.

1.	Comment. Please provide the completed fee tables/expense examples and response to comments at least five business days before the registration statement becomes effective.

Response. Registrant represents that the requested information is being provided at least five business days before the registration statement becomes effective.

2.	Comment. Given the market in which each Fund is investing, will the total asset size of the constituent universe present any issues for the Fund if the Fund accumulates significant assets as a percentage of the total investable market? If so, please disclose any risks for investors that relate thereto.

Response. Registrant represents that the total asset size of the constituent universe is sufficiently large that the Fund is not expected to accumulate a significant percentage of the total investable market.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

October 6, 2021

3.	Comment. We note that each Fund has an investment strategy to track an index with significant exposure to non-U.S. companies in emerging and frontier markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain to us why such disclosure would not be appropriate:

1) the potential for errors in index data, index computation, and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

2) the potential significance of such errors on the fund’s performance;

3) limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and

4) the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response. Registrant represents that the requested principal risk disclosure has been added.

4.	Comment. The staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize those that are most likely to adversely affect each Fund’s net asset value, yield, and total return (see ADI 2019-08). Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized.

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

5.	Comment. The staff notes that when referencing industry concentration in the registration statement, the prospectus refers to net assets and the SAI refers to total assets. Please choose one and use it consistently throughout the registration statement when referencing industry concentration.

Response. Registrant represents that, when referencing industry concentration, it has revised the disclosure to reference total assets consistently throughout the registration statement.

6.	Comment. The staff notes that each Fund states in its principal investment strategy disclosure that the index only includes companies that are expected to derive more than 10% of their revenue from the sector or sub-industry, as applicable, referenced in the Fund’s name. Under Rule 35d-1, each Fund must invest in companies that have at least 50% revenues in the relevant business tied to the Fund’s name. Please revise the disclosure or provide an analysis as to why the Funds believe the names are not misleading. Please also provide to the staff the list of companies currently in each index.

Response. Registrant represents that the disclosure for each Fund has been revised to state that the index only includes companies that are expected to derive more than 50% of their revenue from the sector or sub-industry, as applicable, referenced in the Fund’s name. In addition, the requested constituent list for each Fund’s index has been provided under separate cover.

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October 6, 2021

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum